Exhibit 99.1

Anghami AMENDS MAJOR SHAREHOLDERS BENEFICIAL OWNERSHIP

July 7, 2023, Abu Dhabi, United Arab Emirates (UAE) - On July 7, 2023, Anghami Inc. (NASDAQ: ANGH) (the “Company” or “Anghami”), the leading streaming platform for music and entertainment in the Middle East and North Africa region (MENA), amended its major shareholders beneficial ownership that was disclosed under Item 7. A. (Major Shareholders) in Form 20-F for the fiscal year ended December 31, 2022.

Item 7. MAJOR SHAREHOLDERS

A. Major Shareholders

The following table shows the beneficial ownership of ordinary shares as of December 31, 2022 by:

●	each person known by Anghami to beneficially own more than 5% of the outstanding ordinary shares;

●	each of Anghami’s executive officers and directors; and

●	all of Anghami’s executive officers and directors of as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares or common shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares and common shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below. As of December 31, 2022, there were 26,005,654 ordinary shares outstanding (excluding treasury shares).

	Number	% of Class
Executive Officers and Directors (1):
Edgard Jean Maroun	2,486,052	9.6%
Elias Nabil Habib	2,486,052	9.6%
Choucri Khairallah	113,451		*
Hossam El Gamal	19,731		*
Raja Baz	78,922		*
Rabih Khoury	—		*
F. Jacob Cherian (2)	3,638,299	13.6	% (3)
Walid Samir Hanna (4)	7,680		* (5)
Kaswara Saria Alkhatib	—		*
Maha Al-Qattan	37,320		*
Jana Yamani	—		*
Klaas Baks (6)	18,000		*
Abhayanand Singh (7)	3,388,299	12.7	% (3)
Fawad Tariq Khan (8)	182,212		* (9)
Wissam Moukahal	—		*
All directors and executive officers as a group (15 individuals)	9,067,719	33.7	% (10)
Five Percent or More Holders:			*
Entities affiliated with Vistas Media Sponsor LLC (11)	3,388,299	12.7	% (3)
MBC Ventures Limited (12)	3,124,533	12.0%
MEVP Cayman LTD (13)	2,289,862	8.8%
Samena Beats Holdings (14)	1,643,389	6.3%
Mobily Ventures Holdings W.L.L. (15)	1,318,002	5.1%

*	Less Than 1%

To our knowledge, except as noted above, no person or entity is the beneficial owner of more than 5% of the voting power of the Company’s stock.

(1)	Unless otherwise noted, the address of each director and executive officer of the Company is c/o Anghami Inc., 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(2)	Includes (i) 250,000 held of record by Mr. Cherian, (ii) 1,768,500 ordinary shares held of record by Vistas Media Sponsor, LLC, (iii) 899,799 shares held of record by Vistas Media Capital Pte. Ltd, (iv) 720,000 warrants to purchase ordinary shares held of record by Vistas Media Sponsor, LLC. Vistas Media Capital Pte. Ltd. and Mr. Cherian are the members of Vistas Media Sponsor, LLC. Mr. Cherian, Mr. Singh and Saurabh Gupta are the managers of Vistas Media Sponsor, LLC and share voting and investment discretion with respect to the common stock held of record by the Vistas Media Sponsor, LLC. Mr. Cherian disclaims any beneficial ownership of any shares held by Vistas Media Sponsor, LLC and Vistas Media Capital Pte. Ltd except to the extent of his respective pecuniary interest therein. The address for Mr. Cherian is c/o 30 Wall Street, 8th Floor, New York, New York 10005.

(3)	The denominator used in calculating the percentage of beneficial ownership includes 720,000 ordinary shares issuable upon exercise of warrants beneficially owned by such person.

(4)	Includes (i) 5,840 ordinary shares and (ii) 1,840 warrants to purchase ordinary shares.

(5)	The denominator used in calculating the percentage of beneficial ownership includes 1,840 ordinary shares issuable upon exercise of warrants beneficially owned by such person.

(6)	The address for Mr. Baks is c/o 30 Wall Street, 8th Floor, New York, New York 10005.

(7)	Includes (i) 1,768,500 ordinary shares held of record by Vistas Media Sponsor, LLC, (iii) 899,799 shares held of record by Vistas Media Capital Pte. Ltd, (iv) 720,000 warrants to purchase ordinary shares held of record by Vistas Media Sponsor, LLC. Vistas Media Capital Pte. Ltd. and Mr. Cherian are the members of Vistas Media Sponsor, LLC. Mr. Cherian, Mr. Singh and Saurabh Gupta are the managers of Vistas Media Sponsor, LLC and share voting and investment discretion with respect to the common stock held of record by the Vistas Media Sponsor, LLC. Mr. Singh disclaims any beneficial ownership of any shares held by Vistas Media Sponsor, LLC and Vistas Media Capital Pte. Ltd except to the extent of his respective pecuniary interest therein. The address for Mr. Singh is c/o 30 Wall Street, 8th Floor, New York, New York 10005.

(8)	Includes (i) 29,412 ordinary shares held of record by Mr. Khan and (ii) 152,800 warrants to purchase ordinary shares held of record by Shuaa Capital psc. Mr. Khan is the CEO of Shuaa Capital psc. The address of Mr. Khan and of Shuaa Capital psc. is The H Hotel Dubai, Office Tower, Level 15, Office No. 1502 P.O. Box 31045, Dubai, UAE.

(9)	The denominator used in calculating the percentage of beneficial ownership includes 152,800 ordinary shares issuable upon exercise of warrants beneficially owned by such person.

(10)	The denominator used in calculating the percentage of beneficial ownership includes 874,640 ordinary shares issuable upon exercise of warrants beneficially owned by such person.

(11)	Includes (i) 1,768,500 ordinary shares held of record by Vistas Media Sponsor, LLC, (iii) 899,799 shares held of record by Vistas Media Capital Pte. Ltd, (iv) 720,000 warrants to purchase ordinary shares held of record by Vistas Media Sponsor, LLC. Vistas Media Capital Pte. Ltd. and Mr. Cherian are the members of Vistas Media Sponsor, LLC. Mr. Cherian, Mr. Singh and Saurabh Gupta are the managers of Vistas Media Sponsor, LLC and share voting and investment discretion with respect to the common stock held of record by the Vistas Media Sponsor, LLC. The address for Vistas Media Sponsor, LLC is c/o 30 Wall Street, 8th Floor, New York, New York 10005.

(12)	The address of MBC Ventures Limited is Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands. Sheikh Walid Al Brahim is the sole shareholder of MBC Ventures Limited. Based on information reported on Schedule 13G filed by MBC Ventures Limited with the SEC on April 3, 2023.

(13)	The address of MEVP Cayman Ltd. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investment and voting decisions for MEVP Cayman Ltd. are made by a majority vote of its investment committees and /or the board of directors, as applicable. As a result, no single person controls investment or voting decisions with respect to the shares held by the MEVP Cayman Ltd. or has or shares beneficial ownership of such securities.

(14)	The address of Samena Beats Holdings is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(15)	The address of Mobily Ventures Holdings W.L.L. is Unit 1237, Building 574, Road 31, Block 611, Al-Himriya, Kingdom of Bahrain.

About Anghami Inc.

As the first, and leading music streaming technology platform in the Middle East and North Africa region (“MENA”), Anghami is the go-to destination for Arabic and international music, podcasts, and entertainment. With an extensive ecosystem of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world.

Launched in 2012, Anghami was the first music streaming platform to digitize MENA’s music catalog. Today, Anghami has one of the largest music catalogs in MENA comprising 99 million songs and licensed content from leading Arabic labels, international labels, distributors, and independent artists, made available to 121 million registered users.

Anghami has established 47 telco partnerships in MENA to facilitate customer acquisition and subscription payment, in parallel to building long-term relationships with, and featuring music from, major Arabic and international music labels including Rotana Music, Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. Anghami is constantly increasing its content library by licensing and producing new and original content.

Headquartered in Abu Dhabi in the UAE, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. Anghami recently expanded its service into the US, Canada and Europe.

To learn more about Anghami, please visit: https://anghami.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on Anghami’s business; the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

CONTACTS:

Investor Contact:

Questions addressed to Anghami Investor Relations can be sent to ir@anghami.com

Middle East Media Contacts:

Media questions can be sent to press@anghami.com

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